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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: Expires: Estimated average burden hours per response	3235-0058 August 31, 2015 2.50

FORM 12b-25	SEC FILE NUMBER 1-9819

NOTIFICATION OF LATE FILING	CUSIP NUMBER 26817Q506

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2012
› Transition Report on Form 10-K
› Transition Report on Form 20-F
› Transition Report on Form 11-K
› Transition Report on Form 10-Q
› Transition Report on Form N-SAR
For the Transition Period Ended:__N/A__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION DYNEX CAPITAL, INC. 401(k) PLAN
Full Name of Registrant N/A
Former Name if Applicable 4991 Lake Brook Drive, Suite 100
Address of Principal Executive Office (Street and Number) Glen Allen, Virginia 23060-9245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Dynex Capital, Inc. 401(k) Plan (the “Plan”) recently began the process to prepare financial statements of the Plan as required by ERISA and Form 11-K.  As a result, the required financial reporting has not yet been completed and the Plan is unable to file its Form 11-K in the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Stephen J. Benedetti	(804)	217-5800
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). YES ☐  No ☒

	The Plan has not filed a Form 11-K report for the fiscal year ended December 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   YES ☐  No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DYNEX CAPITAL, INC. 401(k) PLAN
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 2, 2013	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti
Executive Vice President, Chief Operating Officer & Chief Financial Officer Dynex Capital, Inc., Plan Administrator

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).